300 Renaissance Center Detroit, MI 48265-3000

October 3, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	General Motors Company

Form 10-K for the Year Ended December 31, 2024

Response Dated September 8, 2025

File No. 001-34960

To whom it may concern:

This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to a comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2025, relating to the Company’s Form 10-K for the Year Ended December 31, 2024 (“2024 10-K”) (File No. 001-34960) filed with the Commission on January 28, 2025 and our response dated September 8, 2025, to comments from the Staff received by letter dated August 26, 2025.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Response Letter Dated September 8, 2025

Company Responses to Staff Comments 1 Through 3, page 2

1.

We note your responses to prior comments one through three. ASC 280-10-50-22, 25, and 26A through 26C require disclosure of certain amounts for each reportable segment, and ASC 280-10-50-30 requires reconciliations from totals of certain reportable segments’ amounts to consolidated amounts. Your tabular disclosure of segment information includes certain amounts for Corporate, Total Automotive, and the consolidated entity that are not required by ASC 280 and should be removed from your Segment Reporting footnote. For example, because Total Automotive is not a reportable segment, disclosure of “Earnings (loss) before interest and taxes – adjusted” for Total Automotive is not required by ASC 280-10-50-22. Similarly, the amount of other segment items disclosed for Total Automotive is not required by ASC 280-10-50-26B. Please revise your footnote to:

•

Reconcile the total of the reportable segments’ measures of segment profit or loss to consolidated income before taxes as required by ASC 280-10-50-30(b). Similarly, revise to reconcile other totals of reportable segments’ amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30. Include amounts in the Eliminations or Eliminations/Reclassifications columns as part of these reconciliations. See ASC 280-10-50-31. See also ASC 280-10-55-48;

•

Include amounts attributable to “Corporate” separately from other reconciling items when reconciling from total reportable segment amounts to consolidated amounts, rather than as currently presented in a separate column. See ASC 280-10-50-15;

•	Remove the Total Automotive column; and

•	Ensure your resulting disclosure does not present consolidated amounts of the measure of segment profit or loss and other segment items as currently reflected in the Total column.

In response to the Staff’s comment, in future filings we will align our Segments footnote to the presentation as described above for all periods presented. An illustrative example of this presentation is included in the Exhibit attached hereto.

Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 407-3260.

Very Truly Yours,

/s/ Christopher T. Hatto
Christopher T. Hatto
Vice President, Global Business Solutions and
Chief Accounting Officer

Exhibit:

Revised Segment Footnote Table - For illustration purposes, we present below a revised version of the table summarizing key financial information by segment, as of and for the year ended December 31, 2024, as presented in Note 23 of the Notes to Consolidated Financial Statements in the 2024 10-K. In particular, in future filings we would add a new column to present a reportable segment total for all amounts presented, reposition the prior Corporate, Eliminations and Eliminations/Reclassifications columns as reconciling items to reconcile Total Reportable Segments Earnings (loss) before interest and taxes-adjusted to Income before income taxes, and remove the Total Automotive and Total Company amounts for Net sales and revenue, Segment expenses and other items and Earnings (loss) before interest and taxes-adjusted.

At and For the Year Ended December 31, 2024:

	GMNA	GMI	Cruise	GM Financial	Total Reportable Segments
Net sales and revenue	157,509	13,890	257	15,875	187,532
Segment expenses and other items(a)	(142,981)	(13,587)	(1,958)	(12,911)	(171,437)

Earnings (loss) before interest and taxes-adjusted	14,528	303	(1,701)	2,965	16,095
Adjustments(b)	(738)	(4,262)	(1,107)	(320)	(6,427)
Corporate					(1,193)
Eliminations					(33)
Automotive interest income					967
Automotive interest expense					(846)
Net (loss) attributable to noncontrolling interests					(45)

Income before income taxes					8,519

	GMNA	GMI	Cruise	GM Financial	Total Reportable Segments	Corporate	Eliminations	Total GM
Net sales and revenue	157,509	13,890	257	15,875	187,532	206	(296)	187,442
Equity in net assets of nonconsolidated affiliates	4,447	1,449	—	1,206	7,102	—	—	7,102
Goodwill and intangibles	1,966	676	570	1,339	4,551	—	—	4,551
Total assets	165,905	21,769	2,948	139,156	329,778	38,817	(88,834)	279,761
Expenditures for property	10,266	415	7	24	10,712	30	88	10,830
Depreciation and amortization	5,963	506	25	4,883	11,377	80	—	11,456
Impairment charges	—	—	933	—	933	—	—	934
Equity income(c)	955	(4,400)	—	(256)	(3,701)	—	—	(3,701)

(a)

Segment expenses and other items for GMNA and GMI primarily include material and logistics; manufacturing; equity income; selling, general and administrative people-related costs; advertising; information technology; engineering; professional services; and policy, campaign, and warranty. GM Financial items consist primarily of GM Financial interest expense; leased vehicle depreciation; people-related costs; provision for loan losses and gains and losses on termination of leased vehicles. Cruise items primarily consist of people-related costs.

(b)

Consists of charges related to the Buick dealerships and restructuring actions in GMNA; charges related to manufacturing operations wind down in GMI; China restructuring actions in GMI, GMNA and GM Financial; and charges related to Cruise restructuring and Cruise realignment.

(c)

Equity loss associated with our Automotive China JVs include impacts of the other-than-temporary impairment and our portion of restructuring charges. Equity earnings related to Ultium Cells Holdings LLC are presented in Automotive and other cost of sales as this entity is integral to the operations of our business by providing battery cells for our EVs. Refer to Note 8 for additional information.

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